Exhibit 99.1
Corporate Communications

CNH Industrial acquires ATI Track Systems

London, November 5, 2019

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI), today announced its agreement to acquire ATI Inc., a global manufacturer of rubber track systems for high horsepower tractors and combine harvesters. This acquisition will provide customers of CNH Industrial’s global agricultural brands, Case IH and New Holland Agriculture, with access to factory-fit industry-leading track technology, extending the available range and enabling them to tailor their choice based on their specific floatation, suspension and traction requirements. ATI Track Systems’ industry-leading track technology provides leading-edge suspension and high speed transport performance, unmatched durability and high productivity on rough terrain while minimizing compaction and maximizing traction in wet harvest conditions.

This acquisition includes ATI Track Systems’ engineering and manufacturing plant in Mt. Vernon, Indiana, U.S.A..

CNH Industrial has a long standing commercial supply agreement with ATI Track Systems dating back to 2012: where tracks are currently fitted to the New Holland T9 articulated tractor range. Following this acquisition, the track systems will be available on Case IH and New Holland combines produced at the Company’s Grand Island, Nebraska, U.S.A. facility starting in 2020, and will also be available for retrofit.

“The acquisition of ATI Track Systems forms part of CNH Industrial’s strategic acquisition program to drive consolidation in the agricultural segment,” stated Hubertus Mühlhäuser, Chief Executive Officer, CNH Industrial. “This latest addition to the CNH Industrial agricultural portfolio will provide professional agribusinesses with multi-patented, industry-leading track technology, will further cement CNH Industrial’s track-leadership position.”

Headquartered in Mount Vernon, Indiana, ATI Inc. was established in 1997 and initially specialized in rubber tracks used for seismic exploration on Alaska’s North Slope, following which the company extended this technology to a range of agricultural tracks.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

The closing of this transaction is subject to various customary conditions precedent. Considering the already announced acquisitions of AgDNA and K-Line (expected to be consummated by the end of the year), the aggregate consideration related to M&A activity in the Agricultural Segment for these three transactions will be approximately equal to $85 million.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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